Invest in the Acquisition of a Profitable 80-Year Kitchen & Bath Remodeling Business



wefunder.com/keemventures Linden, MI

Highlights

1. Established Brand: Serving Mid-Michigan since 1946 as a trusted third-generation family business.

2. Stable Business: the company generated $3.4M revenue and $475K+ SDE in 2025.

3. Attractive Acquisition Structure: Acquiring at ~$1.3M, or ~2.7x 2025 SDE, with 70% owner financing.

4. Clear Marketing Upside: Current leads are mostly referrals; modern marketing drives only 2% of leads

5. Operator Marketing Experience: Gunilla helped added $1.3M revenue for a remodeler through marketing.

6. Operator Marketing Experience: Gunilla helped add $1.3M revenue for a remodeler through marketing.

7. Strong Customer Reputation:4.5-star Google rating across 92 reviews, with praise for service and com

8. Attractive Investment Structure: Investors are paid back first, then recieve 20% of distributions

Team



Gunilla Taylor   The Operator

Remodeling Marketing Expert. 15+ years driving growth in the remodeling industry. Doubled her employer's revenue, generating nearly $2M in new sales by shifting from referral-based marketing to a modern, AI-powered direct-to-consumer approach.



Jon Rogers   Strategic Partner

Harvard Law graduate with 15+ years of M&A and corporate-finance experience structuring dozens of small-cap deals. Proven track record of scaling small businesses from $250,000 to $5 million in annual sales within three years.



Lisa Pinckney   Chief Financial Officer

Corporate finance veteran with 15 years across banking, audit, and strategic initiatives, bringing institutional rigor to small business growth.



Amy Walker Growth Partner

Serial entrepreneur and operator, expert in marketing, analytics, and scaling businesses from the ground up.



Brian Taylor Growth Partner

Construction Management grad with 15+ years in residential and commercial construction. Drove a Lansing Design-Build remodeler's annual sales from $2.5M to $6M+ as Sales & Marketing Manager. Deep expertise in remodeling CRM, marketing, and sales.



Peter Harris `SPV Voting Proxy`

Founding Partner at University Growth Fund, an early and growth-focused venture fund with $90M AUM. Over the last 15 years I've invested in over 100 private companies including OpenAI, Carta, Airbnb, Spotify, Instructure, Workfront, Postmates, & Wefunder.

vcpete.com

Memo



Own a Piece of Profitable, 80-Year-Old Remodeling Business

Linden Kitchen & Bath is an 80-year-old kitchen and bath remodeling company based in Linden, Michigan. The company has built a trusted local reputation, a high-touch design experience, and long-standing customer relationships across Mid-Michigan.

Keem Ventures Inc. is raising **$280,000** to acquire the business and execute a growth plan centered on modern marketing, active ownership, designer expansion, builder partnerships, and geographic expansion.

This is not a pre-revenue startup. This is the acquisition of a proven local business with existing revenue, cash flow, customer reputation, and clear growth opportunities for modernization.

While there are many startups on Wefunder that typically have unproven technology and are trying to build a better mousetrap, this is an opportunity to invest in an established company with real traction, reputation, and history in this market. We are excited to bring this opportunity to retail investors and allow them to participate in an investment that is typically reserved for "accredited" and "high net worth" investors.

Why This Opportunity Exists

Linden Kitchen & Bath has a strong brand, a long operating history, and a loyal customer base — all from an owner that is ready to retire and hand the reins to the next generation. The business operates profitably, leveraging its strong brand and 3rd party relationships, but there is a huge opportunity to drive additional growth through more direct-to-consumer marketing.

That creates the opportunity.

That creates the opportunity.

The thesis is simple: acquire a trusted local remodeling brand, preserve what works, and add a modern growth engine the business has never had before.


LINDEN KITCHEN & BATH
OPEN

The Business

Linden Kitchen & Bath provides kitchen, bathroom, laundry room, mudroom, and broader home remodeling design services. The company offers cabinetry, countertops, hardware, appliances, fixtures, and design support through a one-stop shopping model. Today, the company serves customers in Genesee, Oakland, and Livingston Counties, including Fenton, Grand Blanc, Hartland, Howell, Bloomfield Hills, Rochester, Rochester Hills, and Brighton areas of Michigan.

Linden Kitchen & Bath is a third-generation, family-owned and operated business serving the local community since 1946. The company operates a showroom in Linden, Michigan, where customers can see and select various design and building materials.

The model has two core channels:

1. Builder and Trade Partnerships
    a. Local builders and remodelers use LK&B for design, materials, cabinetry, and showroom support
2. Direct-to-Consumer Marketing
    a. Primarily through referrals, LKB attracts homeowners seeking kitchen, bath, laundry, mudroom, and other renovation projects

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AWARDS & REVIEWS
Third-party recognition. Strong customer trust.
Awards & Recognition
SHOWPLACE CABINETRY
2024 Diamond-Level President's Club Award
HOUZZ
13x Best of Houzz Winner
Customer Reviews
HOUZZ
5.0 stars
83 reviews
GOOGLE
4.5 stars
92 reviews
CHAMBER OF COMMERCE
4.5 stars
74 reviews

Customer Reputation

Award-winning local remodeler with deep customer trust

Linden Kitchen & Bath has earned 13 Best of Houzz awards, a 5.0-star Houzz rating across 83 reviews, and a 4.5-star Google rating across 92 reviews. Customers

consistently praise the team's design expertise, communication, attention to detail, and start-to-finish project support.

> "Working with Justin and the Team at Linden Kitchen and Bath was an absolutely wonderful experience. Justin takes the time to listen to needs, prepare options and communication is terrific! LKB was invested from start to finish!" - Kenneth



The Acquisition

Keem Ventures Inc. is raising **$280,000** through Wefunder.

The target transaction includes the acquisition of the assets of Linden Kitchen & Bath:

Purchase price: $1.3M

Seller Financing: $910K at 6% interest

Operator Investment: $120K

Wefunder Investors: $280K

2025 revenue: ~$3.4M

2025 SDE: $475K+

Purchase multiple: ~2.7x last year's SDE

Not only have we been able to structure a loan at an attractive rate, but having the seller aligned economically and still engaged should help ensure a smooth transition.

Where the Growth Opportunities Exist:


THE GROWTH PLAN
Five clear levers. One focused execution plan.
Modernize marketing
Turn referrals into a scalable lead engine. SEO, Google Ads, reviews, content, CRM, and referral campaigns.
Add designers
Scale with more commission-based designers in an asset-light model. Supported by third-party builders.
Expand geographically
Grow beyond the current footprint into nearby Mid-Michigan markets. Targets: Flushing, Goodrich, and Davison.
Deepen builder relationships
Strengthen a repeatable, lower-cost source of demand. Add outreach, account management, and referral systems.
Active ownership
Transition from semi-absentee ownership to a full-time operator. Focus on marketing, systems, relationships, and growth. Current owner works about 10 hours per week.
"Simple plan. Disciplined execution."

1. Add modern marketing to a referral-driven business

The business has historically relied on referrals, reputation, and builder relationships. That is a strong base, but it leaves growth on the table

relationships. That is a strong base, but it leaves growth on the table.

Gunilla has already helped a remodeling competitor generate **$2M in additional revenue** from marketing efforts. Linden Kitchen & Bath has a much stronger legacy brand than many remodelers, but it has not fully activated modern digital acquisition.

The plan includes the following growth levers:

1. **Local SEO**
   a. Improve ranking for kitchen remodel, bath remodel, cabinetry, and design-build searches

2. **Google Ads**
   a. Capture high-intent local homeowners actively searching for remodeling services

3. **Review marketing**
   a. Convert existing reputation into higher online trust and conversion

4. **Project content**
   a. Use before/after photos and videos to drive social proof

5. **CRM follow-up**
   a. Improve lead tracking, nurture, and close rates

6. **Referral campaigns**
   a. Systematize builder, realtor, and customer referral loops

2. Hire and Support Additional Designers

The business runs on a lean operational model in which designers are commission-based, fulfillment is supported through a third-party builder network, and the company avoids heavy crew and warehousing overhead.

Gunilla plans to bring on additional designers and provide them with better tools and sales training.

3. Expand Geographically

The business already serves a broad Mid-Michigan footprint in the Linden area, with several nearby expansion markets including Flushing, Goodrich, and Davison.

This is a natural expansion strategy because the brand is local, the project type is high-ticket, and the customer base is regional rather than hyper-local.

4. Deepen Builder relationships

Builder partnerships provide repeatable demand and lower customer acquisition cost. The business already has builder relationships; the plan is to preserve those relationships while adding more formal outreach, account management, and referral systems.

5. Move Active Ownership

The current owner puts in less than 10 hours a week into the business. There is a tremendous opportunity to pair an established business with a full-time operator with experience and a focus on marketing, sales systems, community relationships, and growth.



Gunilla Taylor

—— Operator



The Operator: Gunilla Taylor

Gunilla Taylor brings over 15 years of marketing experience and the expertise of driving real results in the remodeling industry.

Prior to launching this acquisition, Gunilla was brought into a remodeling company to lead the transition from "old school marketing", marketing based on referrals and 3rd-party leads, to a modern, direct-to-consumer approach. Through her use of AI and social media marketing, Gunilla doubled the revenue of her employer, generating almost $2M of new sales.

Gunilla's background combines remodeling marketing, direct sales, business ownership, regulatory discipline, and local community involvement. Her marketing expertise spans SEO, Google Ads, social media, community outreach, website updates, campaign analysis, and collaboration across sales, design, and operations.

Rather than build an amazing business for others, Gunilla is excited to bring her expertise to drive real results for her investors, herself, and her family.

The Investor Structure



1 THE OFFERING

LK&B Inc. is raising $280,000 through Wefunder.

Raise Amount $280,000	**Security** Preferred shares	**Shares Offered** 2,000
Price per Share $140	**Ownership** 20% fully diluted post-close	**Preference** Participating preferred

Plain-English Explanation

This structure is designed to be very investor-friendly with strong downside protection and great upside opportunity.

Before common shareholders receive distributions, Wefunder preferred investors are intended to receive distributions first until they have recouped their original investment.

After investors are made whole, they are intended to continue receiving **20% of future distributions,** including dividends and proceeds from a future sale of the business.



2 WHAT INVESTORS GET

Paid back first
Investors are paid first from distributions until made whole.

Keep participating
After return of capital, investors continue receiving 20% of future distributions.

Exit upside
Investors also participate in 20% of exit proceeds, subject to final legal documents.

3 DISTRIBUTION WATERFALL

" *First money back. Continued upside after that.* "

① ② ③ ④



Company generates distributable cash → **Preferred investors are paid first until they recover their original investment** → **After investors are made whole, investors continue receiving 20% of future distributions** → **In an exit, investors participate in 20% of sale proceeds, subject to final legal documents**

Important: The final terms of the preferred shares will be governed by the company's offering documents and corporate documents. Investors should review those documents carefully before investing.

Invest in Keem Ventures Inc on Wefunder today.

Our goal is to build Linden Kitchen and Bath into the go-to remodeler in the mid-Michigan area, building on its 80-year legacy. With a strong, profitable, and stable current business, this company is well-positioned for strong upside growth. And given the investment structure, investors can still expect strong returns even if not all growth levers are fully utilized.

As we continue to scale revenue and operations, we believe Linden Kitchen & Bath could become an attractive acquisition target to private equity or other larger remodeling companies. While we can't guarantee a specific timeline or outcome, our five-year roadmap is designed to maximize value creation for both the business and our investors.